UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

416196103

(CUSIP Number)

WIPRO LIMITED

Doddakanelli, Sarjapur Road

Bangalore, 560035, India

Telephone: +91-80-46726000

Attention: Jatin P Dalal

with a copy to:

Charles A. Samuelson

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

1	NAME OF REPORTING PERSONS WIPRO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%[1]
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS WIPRO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Karnataka, India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%[1]
14	TYPE OF REPORTING PERSON HC, CO

1.

Based on a denominator that is the sum of (i) 7,218,033 shares of Common Stock outstanding on October 15, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, and (ii) 100,000 shares of Common Stock issued to Wipro LLC on December 2, 2022.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on February 9, 2018, as amended by Amendment No. 1 (“Amendment No. 1”) filed by the undersigned with the SEC on July 8, 2022 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

As set forth below, upon consummation of the Repurchase Transaction on December 2, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 2, 2022, the Repurchase Transaction was consummated. As a result, the Issuer repurchased from Wipro LLC 9,926 shares of Preferred Stock and issued to it 100,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentage ownership reported herein is calculated based on the sum of (i) 7,218,033 shares of Common Stock outstanding on October 15, 2022 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022, and (ii) 100,000 shares of Common Stock issued to Wipro LLC in the Repurchase Transaction. The Reporting Persons beneficially own 100,000 shares of Common Stock, or 1.37% of the Issuer’s outstanding Common Stock.

(b) The Reporting Persons share voting and dispositive power with respect to the 100,000 shares of Common Stock.

(c) Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) On December 2, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: December 6, 2022

WIRPO LLC

By:	/s/ Mohit Bansal
Name:	Mohit Bansal
Title:	Manager

WIRPO LIMITED

By:	/s/ Jatin Pravinchandra Dalal
Name:	Jatin Pravinchandra Dalal
Title:	Chief Financial Officer